February 7, 2007

Steve Anderson
Surfect Holdings, Inc.
12000-G Candelaria NE
Albuquerque, New Mexico 87112

>   **Re: Surfect Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed January 18, 2007**
>   **File No. 333-139034**

Dear Mr. Anderson:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

Our products are highly specialized…, page 3

1.   Revise the third sentence to explain in plain English what you are trying to communicate.

We are in an early stage of development…, page 3

2.   Revise to quantify the "little revenue" you have, since it appears from your financial statements that you have no revenue.

Forward Looking Statements, page 14

3.   Please revise to eliminate the references to Section 27A of the Securities Act and Section 21E of the Securities Exchanger Act as the statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 do not apply to

statements made by issuers of penny stock. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act.

Liquidity, Capital Resources and Cash Requirements, page 16

4.   Disclose how many shares ITU Ventures received upon the conversion of the preferred stock into common stock.

5.   Identify the party who received the 500,000 shares upon conversion of the outstanding promissory note.

Business, page 17

6.   In an appropriate location, expand to discuss in more detail your sale to a "major customer" in Japan. Identify the customer, state the revenue generated from this sale, and describe the material terms of any agreement entered into with this customer. We note your press release dated November 29, 2006.

7.   We note the press release issued on January 30, 2007 regarding the opening of your customer service center. Expand the disclosure to discuss, if material.

8.   We note your response to our prior comment 15 describing your informal relationships and your new disclosure on page 20 regarding your strategic alliances. Please clearly disclose the nature of your alliances. Describe how these universities are providing you with these technologies and what consideration is being paid. Describe any licenses, or payments to the universities for such technology.

Director Compensation, page 33

9.   We note your previously disclosed options to Mr. Griego of 252,084 shares under your 2006 stock option plan, yet you have not disclosed them here. Please revise or advise.

Transactions with Related Persons, Promoters and Certain Control Persons, page 34

10.   In the second paragraph, state the total number of shares of common stock issued in the merger.

Selling Stockholders, page 37

11.   We note you list 5,329,792 shares in the selling stockholder table, yet you are seeking to register 5,254,792 shares in this registration statement. Please reconcile.

12.   Please identify the beneficial owners of the entities described as selling shareholders.

Annual Audited Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-9

Stock Option Plan, page F-11

13.   Please refer to prior comment 28. You state that you recognize compensation professional services expense when you grant options with a discounted exercise price and that you recognize the expense ratably over the associated service period. Further, you state on page F-15 that the fair value of the options in excess of exercise prices granted to consultants that vested during 2005 was $5,000, which was recorded as professional services expense. Please revise the financial statements to recognize compensation expense for options granted to non-employees based upon the fair value of the consideration received or the equity instrument issued, whichever one is more reliably determined, in accordance with paragraphs 8-10 of SFAS 123 and EITF 96-18. Alternatively, revise your disclosures throughout the filing to clearly indicate how your accounting for equity instruments issued to non-employees complies with this guidance.

Note 6. Related Party Transactions and Contingencies, page F-12

14.   Please refer to prior comment 32. Please revise to also disclose the amount of expense recognized in the statement of operations for each reporting period presented for each related party activity described in your response. Refer to paragraph 2(c) of SFAS 57.

Note 11. Stock Options, page F-15

15.   Please refer to prior comment 33. Please revise your filing to disclose all of the information related to your stock option plan for all reporting periods presented outlined in paragraphs 45-48 of SFAS 123 and paragraph 2(e) of SFAS 148.

16.   You state here and on page CF-15 that you determined the fair value of options in excess of exercise prices granted to employees and consultants that vested during 2005 to be approximately $19,000 based upon an independent valuation. Please address the following comments:

    •   Please revise your filing to include a description of the methodology and significant assumptions used to value all of your stock options granted to employees and non-employees including the options that were granted in excess of exercise the prices.
    •   Disclose the methodology and significant assumptions used to determine the fair value of your stock options.

- Further, we note your reference to an independent valuation. While you are not required to make reference to an independent valuation, when you do so, you must name the expert and file their written consent as an exhibit to the registration statement. See Item 601(b) of Regulation S-B and Rule 436 of Regulation C.
- Please revise to provide the fair value of your common stock at the time of each stock option grant date and how the fair value of your common stock was determined.

Refer to the guidance in SFAS 123. We may have further comment upon reviewing your response.

Surfect Holdings, Inc. and Subsidiary Condensed Financial Statements, page CF-1

General

17.   Please refer to prior comment 34. As applicable, please revise your unaudited condensed financial statements to address the comments above.

Condensed Consolidated Balance Sheets, page CF-1

18.   We note that certain balances presented for December 31, 2005 here do not reconcile with the amounts presented in your annual audited financial statements on pages F-3 and F-4. We note similar discrepancies in your statement of stockholders' equity and your statement of cash flows. Please revise or advise.

Notes to the Unaudited Condensed Consolidated Financial Statements, page CF-8

Note 1. Basis of Presentation and Summary of Significant Accounting Policy, page CF-8

19.   You state that the unaudited condensed consolidated statement of operations combines the historical results of Surfect Holdings, Inc. and Surfect Technologies, Inc. You further state on page CF-12 that the consolidated financial statements subsequent to the merger include the assets, liabilities and operations of Surfect Technologies and Windy Creek Developments, Inc., and the historical operations of Surfect Technologies, Inc. and the operations of Windy Creek Developments, Inc. through the closing date of the merger. In light of the fact that the transaction is a recapitalization with Surfect Technologies being treated as the accounting acquirer, please revise to remove the reference to the operations of Windy Creek Developments, Inc. and to disclose, if true, that you included Surfect Technologies, Inc.'s historical unaudited condensed consolidated financial statements and these financial statements give effect to the September 27, 2006 recapitalization transaction described on page CF-11.

<u>-Stock Options, page CF-10</u>

20.   Please refer to our prior comment 29. We note from your response that you adopted SFAS 123(R) on January 1, 2006. However, you disclose that you currently account for the employee and consultant stock options under the recognition and measurement provisions of APB 25 and EITF 96-18. Please revise or advise.

<u>-Revenue Recognition, page CF-11</u>

21.   Please refer to prior comment 36. Please tell us and revise your filing to address the following:

   - Disclose the significant terms of any revenue arrangements you have entered into.

   - Explain how you will recognize revenue for your sales arrangements that contain multiple elements such as installation services.
   - Disclose if you give rights of return related to your products and how you account for these rights of return.

        Refer to the guidance in SAB Topic 13, EITF 00-21, and SFAS 48.

22.   Further to the above, we note that you will present deferred revenue net of cost of sales, warranties, installations, and commission expense related to your equipment shipped to customers that has not been accepted to the customers. Please address the following:

   - With reference to relevant accounting literature considered, please tell us why you believe it is appropriate to present a net deferred profit on your balance sheet rather than presenting gross amounts for deferred costs and deferred revenue.

   - For any period in which you have deferred profit in your current liabilities, revise this note to disclose the gross amount of deferred revenue and the gross amount of deferred costs.

<u>-Warranty Obligation, page CF-11</u>

23.   We note your disclosures related to your warranties given to your customers. Please tell us and revise your filing to disclose the nature of the warranties that you provide to your customers.

Note 2. Recapitalization and Merger, page CF-12

-(a) Merger, page CF-12

24.   We note here and throughout the filing that you describe this transaction as a
        reverse merger and as a recapitalization even though the transaction described
        appears to be a recapitalization. Please note that the merger of a private operating
        company into a non-operating public shell corporation with nominal net assets is
        generally considered to be a recapitalization. The accounting for a
        recapitalization is identical to that resulting from a reverse acquisition, except that
        no goodwill or other intangible should be recorded. Please revise your disclosure
        here and throughout the filing to consistently describe this transaction as a
        recapitalization.

-(b) Issuance of New Securities, page CF-12

25.   Please refer to our prior comment 38. We note that you entered into non-
        refundable agreements with certain consultants for investor relation services
        provided in connection with the merger and private placement transaction that
        occurred in August 2006 and that you issued 400,000 shares of common stock for
        these services. You further state that you will receive consulting services at
        $8,000 per month through August 2007. Please clarify why you recorded these
        shares as part of the offering costs since it appears that you will receive some
        consulting services through August 2007. Refer to the guidance in paragraphs 4-8
        of SFAS 123 and SAB Topic 5A.

Note 7. Stock Options, page CF-15

26.   We note that you recognized $197,785 of compensation expense for the nine-
        months ended September 30, 2006 related to your officers exercising vested
        options for 4,599,626 shares of Surfect Technologies. Please tell us and revise
        your filing to explain how you accounted for the exercise of these options and
        how you determined the amount of compensation expense to recognize for these
        options.

27.   Further to the above, we note that you granted 20,512,322 options to purchase
        Surfect Technologies common stock during the nine-months ended September 30,
        2006. Please tell us and revise your filing to disclose the amount of compensation
        expense that you recognized for these options during the nine-months ended
        September 30, 2006. If you did not recognize any compensation expense for
        these options granted, please revise your filing to disclose why there was no
        compensation expense recognized. Refer to the guidance in SFAS 123(R).

28.   We note that you use the Black Scholes model to determine the fair value of your
        stock options for the nine-months ended September 30, 2006 and 2005. Please

tell us and revise your filing to disclose how you determined the assumptions utilized with the model. Specifically, discuss how you determined the expected volatility.

Note 9. Subsequent Events, page CF-19

29.   We note that you concluded the sale of your first delivered Rio PaveCell electroless system in October 2006. You previously disclosed that you anticipated moving out of the development stage in the fourth quarter of 2006, however, you are now disclosing that you anticipate moving out of the development stage in the first quarter of 2007. Please provide us with your analysis of paragraphs 8-9 of SFAS 7 as of December 31, 2006.

Signatures, page II-6

30.   We note that Mr. Wagner has not signed previous versions of this registration statement. Please file the power of attorney he signed authorizing Mr. Anderson to sign on his behalf.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: (via fax) Harvey Kesner, Esq.
        Edwardo Duffy, Esq.